

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 18, 2007

Mr. Robert H. Nelson
Chief Financial Officer
Apollo Drilling, Inc.
3001 Knox Street, Suite 403
Dallas, Texas 75205

> **Re: Apollo Drilling, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed July 11, 2007**
> **File No. 000-50834**

Dear Mr. Nelson:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file your Form 10-QSB for the quarters ended March 31, 2007 and June 30, 2007 without further delay.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis

Sales, page 8

2.   We note you disclose that you commenced operations in October 2006, provided
        drilling services to your parent, Apollo Resources International, and recorded
        revenue of $1.2 million, which made up 100% of your total revenue for 2006.
        Please expand your disclosure to discuss your service and pricing arrangement
        with your parent. In addition, please disclose this related party transaction in your
        financial statements as required by paragraph 2 of SFAS 57 as well as provide the
        information outlined in Item 404 of Regulation S-B where you discuss related
        party transactions on page 17.

Other Income and Expenses, page 8

3.   Please change your wording to refer to the $168,745 charge as fixed asset
        impairment, instead of fixed asset valuation reserve, consistent with your wording
        used on page F-12.

Controls and Procedures, page 12

4.   Please expand your disclosure to clarify when the material weakness was
        identified, by whom it was identified and when the material weakness first began.
        Additionally, discuss how your disclosure processes for testing GAAP
        compliance have been improved, and detail any additional enhancements
        implemented that assisted in the remediation of your material weakness.

Extension of Compliance Date for Management's Report on Internal Control over
Financial Reporting, page 13

5.   We note you disclose that there were no changes in your internal controls that
        have materially affected, or are reasonably likely to materially affect, these
        controls subsequent to the date of certifying officers' evaluation, including any
        corrective actions with regard to significant deficiencies and material weaknesses.
        Please expand your disclosure to explain your basis for this conclusion, in light of
        your disclosure on page 12 that you implemented enhancements to remediate your
        material weakness during 2007.

        Additionally, please expand your disclosure to conclude on whether you had any
        change in your internal control over financial reporting that occurred *during the
        2006 fiscal period covered by your report* that has materially affected, or is

reasonably likely to materially affect, your internal control over financial reporting, to comply with Item 308(c) of Regulation S-B.

Financial Statements

Statement of Operations, page F-4

6.   Please reclassify your depreciation expense amount attributable to cost of sales within your measure of gross profit. Refer to SAB Topic 11:B for additional guidance. In addition, please reclassify your fixed asset impairment amount within your measure of loss from operations as required by paragraph 45 of SFAS 144.

Statement of Stockholders' Equity, page F-5

7.   Please revise your statement of stockholders' equity to present the effects of exchanging shares in your reverse merger on a retroactive basis. Share activity of the accounting acquirer in a reverse merger should be recast using the ratio of shares issued by the legal acquirer in the reverse merger over shares of the accounting acquirer that were outstanding immediately prior to the exchange, similar to a stock split.

After recasting, all share activity immediately before the reverse merger transaction should sum to equal the number of shares issued by the accounting target. This should be followed by an entry showing the number of shares of the accounting target that were outstanding immediately before the event, along with the accounting target's net assets or liabilities received by the accounting acquirer. Revise your note disclosure on page F-7 as necessary to conform to the share amounts and net assets acquired represented in your presentation.

You may refer to the guidance in Section I.F of Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, located on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P162_22074

Please note the reference on our website to guidance issued by the Emerging Issues Committee of the Canadian Institute of Chartered Accountants, which we believe is compatible with U.S. GAAP in this area, and is available in EIC 10.

Description of Business, History and Summary of Significant Policies, page F-7

Property and Equipment, page F-8

8.   We note you refer to proved oil and gas properties accounted for under the full cost method of accounting when disclosing your accounting policy for property and equipment. Please clarify whether you have proved oil and gas properties. If you have such properties, add a note discussing the properties and your accounting treatment, and explain why they are not reflected in your financial statements. If you do not have such properties, revise your disclosure under this heading accordingly.

Revenue, page F-9

9.   Please expand your disclosure to discuss the types of drilling service contracts (e.g. day rate, turnkey, and/or footage) that you provide. Further, please describe how the contracts work, and how you recognize revenue for each contract type.

Costs of Sales, page F-9

10.   Please expand your disclosure to add depreciation expense as a component of your cost of sales description, if applicable. Additionally, discuss why your cost of sales does not includes any labor costs.

Accounting for Share-Based Compensation, page F-9

11.   We note you refer to Earth in the second paragraph of your disclosure under this heading. Please explain the relevance of Earth or revise your disclosure as appropriate.

Recent Accounting Pronouncements, page F-10

12.   We note you disclose that you will adopt SFAS 158 prospectively on April 30, 2007, and that you expect the adoption of SFAS 158 to reduce your reported stockholders' equity by approximately $100 million. Please clarify why you believe the adoption of this standard will have any impact on your financial statements since it does not appear that you sponsor a defined benefit pension plan or other postretirement plan.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and

provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses
to our comments.

　　　　We urge all persons who are responsible for the accuracy and adequacy of the
disclosures in the filing to be certain that the filing includes all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosures, they are
responsible for the accuracy and adequacy of the disclosures they have made.

　　　　In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the
   filing;

· staff comments or changes to disclosures in response to staff comments do not
   foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated
   by the Commission or any person under the federal securities laws of the United
   States.

　　　　In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

　　　　You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-
3706 if you have questions regarding comments on the financial statements and related
matters. Please contact me at (202) 551-3686 with any other questions.

　　　　　　　　　　　　　　　　　　　　　　Sincerely,

Karl Hiller
Branch Chief